AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2021
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
USD 30 million Zero Coupon Callable Notes	Borrowing	1-Apr-21	09-Apr-21	1-Feb-61	USD 30.00	Merrill Lynch International
SEK 1 billion Fixed Rate Green Bond	Borrowing	13-Apr-21	22-Apr-21	22-Apr-26	SEK 1,000.00	Danske Bank / Nordea Bank
NOK 1 billion Fixed Rate Social Bond	Borrowing	13-Apr-21	22-Apr-21	22-Apr-26	NOK 1,000.00	Danske Bank / Nordea Bank
IDR 15 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	21-Apr-21	27-May-21	28-May-26	IDR 15,000.00	Credit Agricole Corporate & Investment Bank
AUD 5 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	18-May-21	26-May-21	26-May-26	AUD 5.00	Daiwa Capital Markets
IDR 15 billion 'Improve the Quality of Life for the People of Africa'Fixed Rate Notes	Borrowing	20-May-21	29-Jun-21	30-Jun-26	IDR 15,000.00	Credit Agricole Corporate & Investment Bank
INR 200 million 'Integrate Africa'Zero Coupon Notes	Borrowing	21-May-21	01-Jun-21	1-Jun-23	INR 180.96	Daiwa Capital Markets
AUD 600 million Kangaroo Social Bond	Borrowing	8-Jun-21	16-Jun-21	16-Dec-26	AUD 600.00	Nomura / Royal Bank of Canada
ZAR 250 million Zero Coupon Deep Discount Notes - Tap 4	Borrowing	15-Jun-21	22-Jun-21	9-Sep-36	ZAR 70.94	JP Morgan
GBP 600 million Fixed Rate Notes	Borrowing	15-Jun-21	22-Jun-21	22-Jun-26	GBP 600.00	Nomura / Royal Bank of Canada/ Standard Chartered / Toronto Dominion
AUD 30 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	16-Jun-21	25-Jun-21	25-Jun-40	AUD 30.00	Nomura Inter. Plc
IDR 20 billion 'Improve the Quality of Life for the People of Africa'Fixed Rate Notes	Borrowing	22-Jun-21	26-Aug-21	27-Aug-26	IDR 20,000.00	Credit Agricole Corporate & Investment Bank
JPY 100 million 'Feed Africa' Callable Capped PRDC Notes	Borrowing	23-Jun-21	13-Jul-21	14-Jul-51	JPY 100.00	Daiwa Capital Markets
KES 1.10 billion Fixed Rate Notes	Borrowing	23-Jun-21	06-Jul-21	6-Jul-23	KES 1,087.90	BNP Paribas

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
IDR 46 billion Fixed Coupon Notes	16-Feb-17	5-Apr-17	6-Apr-21	IDR 46,000.00
TRY 7.2 million, 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	8-Mar-18	12-Apr-18	13-Apr-21	TRY 7.20
TRY 52 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	15-May-19	18-Jun-19	19-Apr-21	TRY 52.00
MXN 20 million Fixed Rate Notes	13-Mar-17	20-Apr-17	21-Apr-21	MXN 20.00
NZD 1.5 million Fixed Rate Notes	13-Mar-17	20-Apr-17	21-Apr-21	NZD 1.50
IDR 13.5 billion Fixed Rate Notes	13-Mar-17	20-Apr-17	21-Apr-21	IDR 13,500.00
TRY 29.77 million 'Feed Africa' Fixed Rate Notes	17-Apr-19	24-Apr-19	26-Apr-21	TRY 29.77
INR 90 million Fixed Rate Notes	19-Mar-18	26-Apr-18	27-Apr-21	INR 90.00
USD 100 million Fixed Rate Notes	22-Apr-20	29-Apr-20	29-Apr-21	USD 100.00
TRY 60 million Fixed Rate Notes	23-Apr-20	4-May-20	4-May-21	TRY 60.00
TRY 32 million Fixed Rate Notes	24-Apr-18	9-May-18	10-May-21	TRY 32.00
UGX 38.75 billion Fixed Rate Notes	27-Apr-20	11-May-20	11-May-21	UGX 38,750.00
TRY 23.5 million Zero Coupon Notes	19-Mar-18	11-May-18	12-May-21	TRY 23.50
JPY 2 billion PRDC non-Callable Fixed Rate Notes	19-Apr-01	14-May-01	14-May-21	JPY 2,000.00
IDR 35 billion Fixed Rate Notes	16-Mar-17	12-May-17	17-May-21	IDR 35,000.00
BRL 4.2 million Fixed Rate Notes	12-Apr-17	23-May-17	24-May-21	BRL 4.20
MXN 19 million Fixed Rate Notes	12-Apr-17	23-May-17	24-May-21	MXN 19.00
IDR 25 billion Zero Coupon Notes	5-Apr-19	23-May-19	24-May-21	IDR 25,000.00
TRY 81 million Zero Coupon Notes	5-Apr-19	23-May-19	24-May-21	TRY 81.00
TRY 7.4 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	12-Apr-18	24-May-18	25-May-21	TRY 7.40
JPY 500 million PRDC non-Callable Fixed Rate Notes	2-May-01	29-May-01	27-May-21	JPY 500.00
IDR 30 billion Fixed Rate Notes	13-Apr-17	8-Jun-17	9-Jun-21	IDR 30,000.00
TRY 39 million Zero Coupon Notes	27-Apr-18	13-Jun-18	14-Jun-21	TRY 39.00
ZAR 12 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	2-May-17	14-Jun-17	15-Jun-21	ZAR 12.00
INR 60 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	2-May-17	14-Jun-17	15-Jun-21	INR 60.00
ZAR 15 million Fixed Rate Notes	11-May-17	14-Jun-17	15-Jun-21	ZAR 15.00
TRY 100 million Fixed Rates Notes	21-May-19	18-Jun-19	18-Jun-21	TRY 100.00
RUB 400 million Fixed Rate Notes	12-Jun-17	21-Jun-17	21-Jun-21	RUB 400.00
INR 92 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	23-May-18	28-Jun-18	29-Jun-21	INR 92.00
MXN 19 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	19-May-17	29-Jun-17	30-Jun-21	MXN 19.00
BRL 4.2million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	19-May-17	29-Jun-17	30-Jun-21	BRL 4.20

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's financial statement for the period ending 30 June 2021.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer